

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 2, 2020

James F. Oliviero
Chief Executive Officer
Checkpoint Therapeutics, Inc.
2 Gansevoort Street, 9th Floor
New York, NY 10014

     Re: Checkpoint Therapeutics, Inc.
          Registration Statement on Form S-3
          Filed November 27, 2020
          File No. 333-251005

Dear Mr. Oliviero:

     This is to advise you that we have not reviewed and will not review your registration statement.

     Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Please contact Ada D. Sarmento at 202-551-3798 with any questions.

                         Sincerely,

                         Division of Corporation Finance
                         Office of Life Sciences

cc: Mark F. McElreath, Esq.